All Hands Meeting

Don Listwin
Bernard Puckett

March 13, 2003



2003 Stock Option Exchange Program

Board of Directors Authorizes Voluntary Stock Option Exchange Program


STOCK

- All employees eligible to participate except:
  - CEO
  - Officers (Vice Presidents and above) in transition stage of severance agreement
  - Employees with stock options granted on or after September 13, 2002
- 30 business days starting March 13, 2003 to exchange outstanding underwater stock options. Last day to exchange will be April 23, 2003
- Cancellation date is April 24, 2003
- Replacement stock options will be granted between October 25 and November 24, 2003
- The exercise price of the replacement stock options will be equal to the closing price of OPWV on NASDAQ on the replacement grant date, except in Italy. For employees based in Italy, the exercise price will be the same or higher due to issues caused by applicable tax law in Italy
- Vesting schedule and vesting commencement date for each replacement stock option remains the same as corresponding cancelled stock option

The "Offer to Exchange" documents are available on the Company's intranet. These documents describe the program in detail. You should carefully read these documents because they contain important information about the exchange offer.

OPENWAVE®

2003 Stock Option Exchange Program

Exchange ratios are based on the current exercise price of your stock options

Exchange ratios were determined based upon a host of factors including current value and stock option overhang

Current Exercise Price	Employee Exchange Ratio (excluding E-Staff)	
Great than or equal to $15	1:5	20%
Less than $15 but greater than or equal to $7.50	1:2.5	40%
Less than $7.50 but greater than or equal to $5.00	1:1.25	80%
Less than $5.00	1:1	100%

Current Exercise Price	E-staff Exchange Ratio	
Great than or equal to $7.50	1:10	10%
Less than $7.50 but greater than or equal to $5.00	1:2	50%
Less than $5.00	1:1	100%

OPENWAVE®